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Veteran-owned
American Public House

Espresso Bar, Irish Pub and Craft Brewery

Statesboro, GA
Statesboro, GA 30461
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.6× for the next $50,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
American Public House is seeking investment to launch Brewpub #1.
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BUSINESS MODEL

What would you get if "Starbucks" built an Irish Craft Brewery in their lobby and added Spectacular Pub Food to Their Menu?

The Answer ... American Public House
Espresso Bar, Irish Pub & Regional Craft Brewery
American Public House is a hybrid Brewpub combining the best attributes of Starbucks, Green District Salads, Fado's Irish Pub and Breckenridge Brewery in a unique "One Stop" Gathering Place.
6AM, and the morning starts with great espresso-based drinks, amazing pastries crafted by our own bakers and a warm, friendly environment conducive to work, study and socializing. These offerings remain available all day long.
At 11AM, morning coffee turns to lunch, "Grab & Go" becomes the order of the day as patrons dash in for a healthy carry out mid-day meal. Or possibly an enjoyable business meeting over soup and sandwiches.
4PM means work is done, the Pub is open, and our dining room is ready for table service. Great steaks, burgers and authentic Irish dishes not to mention amazing craft beer from our on-site Brew House
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
LOCATION

Phase I - The Perfect Location - Statesboro Mall

Vacant Sears Home Store Building
430 Northside Dr E Ste 100, Statesboro, GA 30458
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AMERICAN PUBLIC HOUSE CORE BEERS
Traditional Stout
Oatmeal Stout
Chocolate Stout
Irish Red Ale
Imperial Pale Ale (IPA)
Irish Lager
Irish Cider
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AMERICAN PUBLIC HOUSE COMPETITIVE ADVANTAGE

We have already created & tested and our Espresso Bar concept Under the Public House Coffee Brand Name. (Brunswick, GA & Jacksonville, FL)

There is only one brewpub within 45 miles of Statesboro
Statesboro, GA lacks a good mid-range dining experience.
Our hybrid concept gives guests a one-stop location for their dining needs.
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THE TEAM
Dr Dana H Atkins
President, CEO and Founder

Holder of 6 degrees including BA in Economics, MBA and PhD in Operations, Dr Atkins has served as an Aircraft Commander and commissioned officer in the US Airforce, a Corporate Analyst, College Professor and has spent 15 years in the food world as a General Manager, Director of operations and restaurant consultant. He is vastly qualified to lead this new project.

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BREWPUB 2ND FLOOR BAG DESIGN
Previous
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FEB 1, 2024
Lease execution

Property owners at Brewpub #1, Athens, GA have approved our Letter of Intent and plan to have Lease complete on February 1, 2024.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Space Buildout $51,287
Brew House Installation $41,963
Mainvest Compensation $6,750
Total $100,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,254,234 $1,354,572 $1,462,938 $1,579,973 $1,706,371
Cost of Goods Sold $263,389 $284,459 $307,215 $331,792 $358,335
Gross Profit $990,845 $1,070,113 $1,155,723 $1,248,181 $1,348,036

EXPENSES

Rent $91,200 $95,760 $100,548 $105,575 $110,854
Utilities $47,600 $29,980 $52,479 $55,103 $57,858
Labor Management $105,000 $110,250 $115,763 $121,551 $127,628
Marketing $18,000 $18,900 $19,845 $20,837 $21,879
Direct Kitchen Expenses $6,000 $6,300 $6,615 $6,946 $7,293
Paper Products $2,400 $2,520 $2,646 $2,778 $2,917
Professional Expenses $24,000 $6,300 $6,615 $16,946 $7,293
Misc Expenses $24,000 $25,200 $26,460 $27,783 $29,172
Hourly Staff $426,425 $447,747 $470,134 $493,641 $518,323
Operating Profit $246,220 $327,156 $354,618 $397,021 $464,819
This information is provided by American Public House. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2023 Balance Sheet
2023 Income Statement
Founder Resume.pdf
PitchKit_2023_Generic.pdf
DraftBusinessPlan.docx
Investment Round Status
Target Raise $100,000
Maximum Raise $124,000
Amount Invested $0

Investors 0
Investment Round Ends March 15th, 2024
Summary of Terms
Legal Business Name American Public House, Inc.
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.6×
Investment Multiple 1.4×
Business's Revenue Share 1.7%-2.1%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2029
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the American Public House's fundraising. However, American Public House may require additional funds from alternate sources at a later date.

No operating history

American Public House was established in April, 2023. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

American Public House forecasts the following milestones:

Secure lease in by April, 2024

Hire for the following positions by June, 2024
Brewmaster
Executive Chef

Achieve $2,900,000revenue per year by 2025

Achieve $ 3,600,000 profit per year by 2026.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of American Public House to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

American Public House operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. American Public House competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from American Public House's core business or the inability to compete successfully against the with other competitors could negatively affect American Public House's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in American Public House's management or vote on and/or influence any managerial decisions regarding American Public House. Furthermore, if the founders or other key personnel of American Public House were to leave American Public House or become unable to work, American Public House (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which American Public House and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, American Public House is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

American Public House might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If American Public House is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt American Public House

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect American Public House's financial performance or ability to continue to operate. In the event American Public House ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither American Public House nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

American Public House will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and American Public House is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although American Public House will carry some insurance, American Public House may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, American Public House could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect American Public House's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of American Public House's management will coincide: you both want American Public House to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want American Public House to act conservative to make sure they are best equipped to repay the Note obligations, while American Public House might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If American Public House needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with American Public House or management), which is responsible for monitoring American Public House's compliance with the law. American Public House will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if American Public House is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if American Public House fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of American Public House, and the revenue of American Public House can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of American Public House to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

American Public House is a newly established entity and has no history for prospective investors to consider.

This information is provided by American Public House. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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